Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-270004 and 333-270004-01

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 13, 2023, the Product Supplement No. 2-I dated April 13, 2023 and the Prospectus Addendum dated June 3, 2024

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$2,100,000
Autocallable Buffered Enhanced Participation Notes due 2027
(Linked to a WTI Crude Oil Futures Contract)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes do not bear interest. The notes will mature on the stated maturity date (April 19, 2027, subject to adjustment) unless they are automatically called on the call observation date (July 16, 2026, subject to adjustment). Your notes will be automatically called on the call observation date if the settlement price of the first nearby month futures contract for WTI crude oil traded on the New York Mercantile Exchange (the “NYMEX”) or, on any day that falls on the last trading day of such contract (all pursuant to the rules of the NYMEX), the second nearby month futures contract for WTI crude oil traded on the NYMEX (which we refer to as the underlier) on that date is equal to or greater than the call level of 100.00% of the initial underlier level (which is the closing level of the underlier on the strike date), resulting in a payment on the corresponding call payment date, for each $1,000 principal amount of note, equal to $1,000 plus the product of $1,000 times the call premium amount. The call premium amount is 21.00%.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date is based on the performance of the underlier as measured from and including the strike date (April 4, 2025) to and including the determination date (April 15, 2027, subject to adjustment). If the final underlier level on the determination date is greater than the initial underlier level, the return on your notes will be positive. If the final underlier level declines by up to 15.00% from the initial underlier level, you will receive the principal amount of your notes. If the final underlier level declines by more than 15.00% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

If your notes are not automatically called on the call observation date, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.50 times (c) the underlier return;
•	if the underlier return is zero or negative but not below -15.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 15.00%), $1,000; or
•	if the underlier return is negative and is below -15.00% (the final underlier level is less than the initial underlier level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1765 times (c) the sum of the underlier return plus 15.00%. You will receive less than $1,000. In no event, however, will the payment at maturity be less than $0.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” on page PS-11 of the accompanying product supplement and “Selected Risk Factors” on page PS-12 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of the notes, when the terms of the notes were set, was $953.60 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): April 15, 2025

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: 2.00% of the principal amount*

Net proceeds to the issuer: 98.00% of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of 2.00% of the principal amount it receives from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” on page PS-77 of the accompanying product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus or the accompanying prospectus addendum. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated April 8, 2025

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●    Product supplement no. 2-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000121390023029567/ea151907_424b2.pdf

●    Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

●    Prospectus addendum dated June 3, 2024:

http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Underlier: the first nearby month futures contract for WTI crude oil traded on the New York Mercantile Exchange (the “NYMEX”) or, on any day that falls on the last trading day of such contract (all pursuant to the rules of the NYMEX), the second nearby month futures contract for WTI crude oil traded on the NYMEX. The accompanying product supplement refers to the underlier as the “Commodity Futures Contract.”

Principal amount: each note will have a principal amount of $1,000; $2,100,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than principal amount: the amount we will pay you on the call payment date or at the stated maturity date, as applicable, for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the call payment date or the stated maturity date, as applicable, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated buffer level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. See “Selected Risk Factors — Risks Relating to the Notes Generally — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be

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Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-13 of this pricing supplement.

Cash settlement amount on the call payment date: if your notes are automatically called on the call observation date because the closing level of the underlier on that day is equal to or greater than the call level, for each $1,000 principal amount note, we will pay you on the call payment date an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount.

Payment on the stated maturity date: if your notes are not automatically called, for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return;
•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
•	if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount. You will receive less than $1,000. In no event, however, will the payment at maturity be less than $0.

Initial underlier level (the closing level of the underlier on the strike date): $61.99. The accompanying product supplement refers to the initial underlier level as the “Initial Value.” The initial underlier level is not the closing level of the underlier on the trade date.

Final underlier level: the closing level of the underlier on the determination date. In certain circumstances, the closing level of the underlier will be based on the alternative calculation of the underlier described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” on page PS-45 of the accompanying product supplement or “The Underlyings — Commodity Futures Contracts — Discontinuation of Trading of a Commodity Futures Contract on Its Relevant Exchange; Alternative Method of Calculation” on page PS-63 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Final Value.”

Call level: 100.00% of the initial underlier level

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Upside participation rate: 1.50

Call premium amount: 21.00%. Therefore, the maximum payment you could receive on the call payment date is $1,210.00 if your notes are called on the call observation date.

Buffer level: 85.00% of the initial underlier level

Buffer amount: 15.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 1.1765

Strike date: April 4, 2025

Trade date: April 8, 2025

Original issue date (settlement date): April 15, 2025

Call observation date: July 16, 2026, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” on

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page PS-45 of the accompanying product supplement. The call observation date is considered a determination date under the accompanying product supplement.

Call payment date: July 20, 2026, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-44 of the accompanying product supplement

Determination date: April 15, 2027, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” on page PS-45 of the accompanying product supplement

Stated maturity date: April 19, 2027, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-44 of the accompanying product supplement or acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” on page PS-51 in the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes do not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Automatic redemption: As described under “Description of the Notes — Payments on the Notes — Payment upon Early Redemption, Acceleration or Early Repurchase — Automatic Redemption” on page PS-7 of the accompanying product supplement and “— Cash settlement amount on the call payment date” above

Closing level: as described under “The Underlyings — Commodity Futures Contracts — Reference Price of a Commodity Futures Contract” on page PS-60 of the accompanying product supplement. The accompanying product supplement refers to the closing level as the “Contract Price.”

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-44 of the accompanying product supplement

Trading day: as described under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-48 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-42 of the accompanying product supplement, as supplemented by “— Supplemental Use of Proceeds” below

Tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to

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accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-79 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-77 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000. We have agreed to sell to JPMS, and JPMS has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission of 2.00% of the principal amount.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 48135NVB9

ISIN no.: US48135NVB99

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Commodity Futures Contract	underlier
Initial Value	initial underlier level
Final Value	final underlier level
pricing date	trade date
maturity date	stated maturity date
Contract Price	closing level
term sheet	preliminary pricing supplement

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In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: underlier return, upside participation rate, call premium amount, call observation date, cash settlement amount on the call payment date, call level, buffer level, buffer amount and buffer rate. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Any values of the underlier, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-15 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-15 of this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. A fee will also be paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs

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& Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes” on page PS-15 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-16 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through July 8, 2025. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-15 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-9 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlier” on page PS-19 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2023, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2023.

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HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the call observation date and on the determination date could have on whether the notes are automatically called on the call observation date or the payment at maturity, as the case may be, assuming all other variables remain constant.

The examples below are based on a range of closing levels for the underlier that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the term of your notes, and no one can predict what the closing level of the underlier will be on the call observation date or the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the call payment date or the stated maturity date, as applicable. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes is less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	1.50
Buffer level	85.00% of the initial underlier level
Buffer rate	approximately 1.1765
Buffer amount	15.00%
Call level	100.00% of the initial underlier level
Call premium amount	21.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled call observation date or the originally scheduled determination date and a commodity hedging disruption event has not occurred.

During the term of the notes, trading in the underlier is not discontinued, the method of calculating the closing level does not change in any material respect and the reporting of the closing level is not modified so that it does not, in the opinion of the calculation agent, fairly represent the level of the underlier had those modifications not been made.

Notes purchased on original issue date at the principal amount and held to the call payment date or the stated maturity date, as applicable

For these reasons, the actual performance of the underlier over the term of your notes, as well as whether the notes are automatically called on the call observation date and the amount payable on the call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

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Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

If your notes are automatically called on the call observation date (i.e., the closing level of the underlier on the call observation date is greater than or equal to the call level), the cash settlement amount that we would deliver for each $1,000 principal amount note on the call payment date would be the sum of $1,000 plus the product of $1,000 times the call premium amount. If, for example, the closing level of the underlier on the call observation date were determined to be 115.000% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the call payment date would be 121.000% of the principal amount or $1,210.00 for each $1,000 principal amount note.

If the notes are not automatically called on the call observation date (i.e., the closing level of the underlier on the call observation date is less than the call level), the payment we would deliver for each $1,000 principal amount note on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date and reflects hypothetical payments that you could receive on the stated maturity date.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	175.000%
140.000%	160.000%
130.000%	145.000%
120.000%	130.000%
110.000%	115.000%
105.000%	107.500%
102.500%	103.750%
100.000%	100.000%
95.000%	100.000%
85.000%	100.000%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the notes have not been automatically called on the call observation date and the final underlier level were determined to be 25.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be approximately 29.412% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment).

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The payments on the call payment date or at maturity shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the call observation date or the determination date, as applicable, and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments on the call payment date or at maturity on notes held to the call payment date or the stated maturity date, as applicable, in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-16 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual closing level of the underlier on the call observation date or the determination date or what the market value of your notes will be on any particular day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, on the call payment date or at maturity and the rate of return on the offered notes will depend on whether the notes are automatically called and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the call payment date or the stated maturity date may be very different from the information reflected in the examples above.

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Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier or the underlier commodity, i.e., the commodity underlying the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Notes Generally

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. If your notes are not automatically called on the call observation date, the return on the notes at maturity is linked to the performance of the underlier and will depend on whether, and the extent to which, the underlier return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the final underlier level is less than the initial underlier level by more than 10%. For every 1% that the final underlier level is less than the initial underlier level by more than 10%, you will lose an amount equal to approximately 1.1765% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

If the Notes Are Automatically Called, the Cash Settlement Amount You Will Receive on the Call Payment Date Will Be Capped

The cash settlement amount you may receive on the call payment date is capped, regardless of any appreciation in the underlier, which may be significant.  Even if the closing level of the underlier on the call observation date exceeds the call level, the return on your notes on the call payment date will be limited to the call premium amount, and you will not benefit from the increase in the closing level of the underlier above the initial underlier level.  Accordingly, the amount payable on your notes on the call payment date may be significantly less than it would have been had you invested directly in the underlier.

In addition, if the notes are automatically called, you will not benefit from the upside participation rate that applies to the payment at maturity if the final underlier level is greater than the initial underlier level.  Because the upside participation rate does not apply to the cash settlement amount on the call payment date, the cash settlement amount on the call payment date may be significantly less than the payment at maturity for the same level of appreciation in the underlier.

Your Notes Are Subject to Automatic Call

We will automatically call all, but not part, of your notes on the call observation date, if the closing level of the underlier on that date is greater than or equal to the call level. Under these circumstances, we will pay you the cash settlement amount on the call payment date. Therefore, the term for your notes may be reduced to as short as approximately one year after the original issue date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.

No Interest Payments or Ownership or Other Rights in the Underlier

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the call payment date or the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-commodity futures contract-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have ownership or other rights with respect to the underlier or the underlier commodity that holders of the underlier or owners of the underlier commodity would have. The return on your notes will not reflect the return you would realize if you actually purchased WTI crude oil futures contracts or exchange-traded or over-the-counter instruments based on WTI crude oil futures contracts.

We May Accelerate the Notes If a Commodity Hedging Disruption Event Occurs

If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on the notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on the notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” on Page PS-51 in the accompanying product supplement for more information.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the call payment date or the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, and the notes have not been automatically called, the buffer level, while still providing an

PS-13

increase in the return on the notes if the final underlier level is greater than or equal to the buffer level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Risks Relating to Conflicts of Interest

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you

PS-14

in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-17 of the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

PS-15

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” on page PS-14 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the underlier;
•	the time to maturity of the notes;
•	supply and demand trends for WTI crude oil and the exchange-traded futures contracts on that commodity;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory, geographical, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Underlier

Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes

Commodity futures contracts are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the underlying commodity futures contract. Any future regulatory changes may have a substantial adverse effect on the value of the notes. Additionally, in October 2020, the U.S. Commodity Futures Trading Commission adopted rules to establish revised or new position limits on 25 agricultural, metals and energy commodity derivatives contracts. The limits apply to a person’s combined position in the specified 25 futures contracts and options on futures (“core referenced futures contracts”), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps. These rules came into effect on January 1, 2022 for covered futures and options on futures

PS-16

contracts and on January 1, 2023 for covered swaps. The rules may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on any payments on the notes. Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on the notes. See “— Risks Relating to the Notes Generally — We May Accelerate the Notes If a Commodity Hedging Disruption Event Occurs” above.

Prices of Commodity Futures Contracts Are Characterized by High and Unpredictable Volatility

Market prices of the commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the commodity futures contract. See “— The Market Price of WTI Crude Oil Will Affect the Value of the Notes” below. The price of the commodity and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodity. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

The Market Price of WTI Crude Oil Will Affect the Value of the Notes

Because the notes are linked to the performance of the closing level of the underlier, we expect that generally the market value of the notes will depend in part on the market price of WTI crude oil. The price of WTI crude oil is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations, including relative cost, often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. These events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

A Decision by the NYMEX to Increase Margin Requirements for WTI Crude Oil Futures Contracts May Affect the Closing Level

If the NYMEX increases the amount of collateral required to be posted to hold positions in the futures contracts on WTI crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the closing level to decline significantly.

PS-17

The Notes Do Not Offer Direct Exposure to Commodity Spot Prices

The underlier reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked only to commodity spot prices.

Single Commodity Futures Contract Prices Tend to Be More Volatile Than, and May Not Correlate With, the Prices of Commodities Generally

The notes are not linked to a diverse basket of commodities, commodity futures contracts or a broad-based commodity index. The closing levels of the underlier may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked to a single commodity futures contract, they carry greater risk and may be more volatile than securities linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.

Suspension or Disruptions of Market Trading in the Commodity Markets and Related Futures Markets May Adversely Affect the Closing Level, and Therefore the Value of the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the closing level of the underlier and, therefore, the value of your notes.

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THE Underlier

Crude oil is used as a refined product primarily as transport fuel, industrial fuel and in-home heating fuel. The closing level to which the return on the notes is linked is based on, on any day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract, as made public by the NYMEX and displayed on Bloomberg under the symbol “CL1” or “CL2,” as applicable, on that day. For additional information about the underlier, see the information set forth under “The Underlyings — Commodity Futures Contracts” on page PS-60 in the accompanying product supplement.

Questions and Answers Relating to the Commodity Futures Contracts

What Is a Commodity Futures Contract?

A commodity futures contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity.  Generally speaking, the return on an investment in commodity futures contracts is correlated with, but different from, the return on buying and holding physical commodities.  The WTI crude oil futures contract is a commodity futures contract on the physical commodity traded on the New York Mercantile Exchange.

Why Is the Underlier a Commodity Futures Contract and Not a Physical Commodity?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities.  These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities.  Commodity futures contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs.  However, an investor in commodity futures contracts can be indirectly exposed to these costs, which may be reflected in the prices of the commodity futures contracts and therefore in the prices of the underlier.  In addition, the fact that commodity futures contracts have publicly available prices allows calculation of the prices of the underlier based on these prices. The use of commodity futures contracts, therefore, allows investors to separate the exposure to price changes from the requirements and costs of ownership of the physical commodity, and thus allows participation in the upside and downside movement of commodity prices independently of the physical commodity itself.  However, investing in securities linked to a commodity futures contract is not the same as investing in securities linked directly to the physical commodity underlying the commodity futures contract, as the price of a commodity futures contract may not track the price of its underlying physical commodity.

With Respect to the Underlier, If the Price of the Physical Commodity Goes Up, Will the Price of the Commodity Futures Contract, Therefore, Also Go Up?

Not necessarily. Your notes are linked to the performance of the underlier, rather than the individual physical commodity itself.  Changes in the price of a commodity futures contract should generally track changes in the price of the underlying physical commodity, but, as described above under “Why Is the Underlier a Commodity Futures Contract and Not a Physical Commodity?”, the prices of commodity futures contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices.  Therefore, you may observe prices of the physical commodity going up and the price of the underlier (i.e., the physical commodity’s futures contract) not changing in the same way.  See “Selected Risk Factors — Risks Relating to the Underlier — The Notes Do Not Offer Direct Exposure to Commodity Spot Prices” in this pricing supplement.

What is the “first nearby” futures contract?

The “first nearby” futures contract refers to the futures contract next scheduled for settlement or delivery that is still available for trading.  The trading of the WTI crude oil futures contract for delivery of WTI crude oil in a given month generally will cease on the third business day prior to the twenty-fifth calendar day of

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the month preceding the delivery month.  If the twenty-fifth calendar day of the month is not a business day, trading terminates four business days prior to the 25th calendar day.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier commodity will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the commodity sector and U.S. and global commodity markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the amount payable on the call payment date or at maturity, may bear little relation to the historical levels shown below.

The graph below shows the closing levels of the underlier on each day from January 2, 2020 through April 4, 2025. The closing level of the underlier on April 4, 2025 was $61.99. We obtained the closing levels shown above and in the graph below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

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